UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. ____)*
Under The Securities Exchange Act of 1934

Hythiam, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44919F104
(CUSIP Number)

David E. Smith c/o Coast Asset Management, LLC 2450 Colorado Ave., Suite 100 E. Tower Santa Monica, CA 90404 310-576-3502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44919F104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David E. Smith

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
225,459,952 (1)

8	SHARED VOTING POWER
0

9.	SOLE DISPOSITIVE POWER
225,459,952 (1)

10.	SHARED DISPOSITIVE POWER	☐
0 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
225,459,952 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60%(1)(2)

14.	TYPE OF REPORTING PERSON*
IN

(1) Includes (i) 30,784,152 shares of common stock, par value $0.001 per share (“Common Stock”), (ii) a warrant to purchase 1,500,000 shares of Common Stock at an exercise price of $0.20 per share, (iii) a warrant to purchase 21,960,000 shares of Common Stock at an exercise price of $0.01 per share, and (iv) a convertible promissory note convertible into 171,215,800 shares of Common Stock (the “Note”). The Company does not currently have sufficient Common Stock to effect the conversion of the Note. The Company plans to use its best efforts to increase the authorized and unissued shares.

(2)  Based on 182,029,048 shares of Common Stock of the Issuer (as defined below) issued and outstanding as of November 17, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q (“Form 10-Q”), as filed with the Securities and Exchange Commission (“SEC”) on November 18, 2010.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock of Hythiam, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer are located at 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025.

Item 2.	Identity and Background.

(a-c,f)	This Schedule 13D is being filed by David E. Smith.

David E. Smith is the managing member of Coast Investment Management, LLC, a Delaware limited liability company.  Mr. Smith is also the President and a member of the Board of Managers of Coast Asset Management, LLC, a Delaware limited liability company. The address for Mr. Smith is c/o Coast Asset Management, LLC, 2450 Colorado Ave., Suite 100 E. Tower, Santa Monica, CA  90404.

David E Smith is a United States citizen.

(d)	David E. Smith has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
David E. Smith has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

David E. Smith owns the Common Stock for general investment purposes. The consideration given for the purchases of the Common Stock was from Mr. Smith’s personal funds.

Item 4.	Purpose of Transaction.

The purpose of the transaction was for long-term appreciation and general investment purposes. Mr. Smith has no current plans which relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Smith may be deemed to be the beneficial owner of 225,459,952 shares of Common Stock, constituting 60% of the Common Stock of the Issuer, based upon 182,029,048 shares of Common Stock outstanding as of November 17, 2010, according to the Issuer's Quarterly Form on 10-Q filed with the Securities and Exchange Commission on November 18, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2010	/s/ David E. Smith
(Signature)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).